11022623

SEC Mail Processing Section

JUL 29 2011

Washington, DC
110

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/10 (MM/DD/YY) AND ENDING 5/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weaver Tidwell Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Dr., Suite 1300
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Sego ________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weaver Tidwell Capital, LLC ________________________, as of May 31 ____________, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

W.T. Capital, LLC
Managing Member

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEAVER TIDWELL CAPITAL, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended
May 31, 2011

WEAVER TIDWELL CAPITAL, LLC

Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Weaver Tidwell Capital, LLC

We have audited the accompanying statement of financial condition of Weaver Tidwell Capital, LLC as of May 31, 2011, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weaver Tidwell Capital, LLC as of May 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
July 27, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WEAVER TIDWELL CAPITAL, LLC
Statement of Financial Condition
May 31, 2011

ASSETS

Cash and cash equivalents	$	325,550
Investment in repurchase agreements		50,369
Due from broker/dealer		26,954
Other assets		646
	$	403,519

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	23,445
Accrued expenses		25,000
Total liabilities		48,445
Members' equity		355,074
	$	403,519

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Income
For the Year Ended May 31, 2011

Revenues		
Insurance commission	$	84,255
Variable annuity commissions		60,784
Mutual fund commission		99,925
Advisory oversight fees		84,000
Rebate revenue		20,414
Other		141
		349,519
Expenses		
Employee compensation and benefits		36,000
Floor brokerage and clearance		127,520
Occupancy and equipment costs		14,192
Other		71,713
		249,425
Net Income	$	100,094

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended May 31, 2011

Balance, May 31, 2010	$	454,980
Distributions		(200,000)
Net income		100,094
Balance, May 31, 2011	$	355,074

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to the Claims of General Creditors
For the Year Ended May 31, 2011

Balance, May 31, 2010	$	--
Additions		--
Retirements		--
Balance, May 31, 2011	$	--

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Cash Flows
For the Year Ended May 31, 2011

Cash flows from operating activities	
Net income	$ 100,094
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Increase in repurchase agreement	(62)
Decrease in account receivables	18,042
Increase in receivable from other broker/dealer	(1,541)
Increase in other assets	(147)
Increase in accounts payable	16,484
Increase in accrued expenses	25,000
Net cash provided (used) by operating activities	157,870
Cash flows from investing activities	--
Cash flows from financing activities	
Capital distribution	(200,000)
Net cash provided (used) by financing activities	(200,000)
Net decrease in cash and cash equivalents	(42,130)
Beginning cash and cash equivalents	367,680
Ending cash and cash equivalents	$ 325,550

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Notes to Financial Statements
May 31, 2011

Note 1 - Summary of Significant Accounting Policies

Weaver Tidwell Capital, LLC. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the Southwestern United States.

The Company receives commission income on the sale of mutual funds and insurance products whose cash value is invested in security products. The Company is 99% owned by W.T. Capital, LLC.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At May 31, 2011, the Company had net capital of approximately $354,428 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

Weaver and Tidwell Financial Advisors, Ltd. ("Advisors"), a related party, provides office space, administrative services, information technology, telephone, and other services to the Company. The Company paid Advisors $72,000 for such services during the year ended May 31, 2011. Correspondingly, the Company provided Advisors with advising oversight services and billed Advisors for these services for the year ended May 31, 2011. Advisors paid the Company $84,000 for services during the year ended May 31, 2011.

The Company owes Advisors, $23,400 at May 31, 2011 for fees collected on its behalf.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

Note 5 - Income Taxes

Income taxes have not been provided for by the Company because the members are individually liable for taxes on their share of the Company's taxable income.

No provision for Federal income taxes is required since the partners report their proportionate share of Company taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extentions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At May 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Investment in Repurchase Agreements

The Company holds overnight investments in repurchase agreements, yielding 6% per annum which are fully collateralized by the United States Treasury securities and are held by Raymond James and Associates, Inc.

The investments are valued using Level 1 inputs under the Fair Value Hierarchy, as defined in FASB ASC 820 - *Fair Value Measurements*.

Note 8 - Concentration Risk

At May 31, 2011, and at various other times during the year ended, the Company may have had cash balances in excess of federally insured limits.

Note 9 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after May 31, 2011, through July 27, 2011, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

May 31, 2011

Schedule I

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of May 31, 2011

Computation of Net Capital

Total ownership equity qualified for net capital	$	355,074
Deductions and/or charges		
Non-allowable assets:		
Other assets		646
Net capital before haircuts on securities positions		354,428
Haircuts on securities positions		
Net capital	$	354,428

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable	$	23,445
Accrued expenses		25,000
Total aggregate indebtedness	$	48,445

Schedule I (continued)

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of May 31, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,230
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 304,428
Excess net capital at 1000%	$ 349,584
Ratio: Aggregate indebtedness to net capital	0.14 to 1

Reconciliation with Company's Computation

The were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WEAVER TIDWELL CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of May 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: First Southwest Company
Raymond James and Associates, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

May 31, 2011

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Weaver Tidwell Capital, LLC

In planning and performing our audit of the financial statements and supplemental information of Weaver Tidwell Capital, LLC (the "Company"), as of and for the year ended May 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
July 27, 2011

WEAVER TIDWELL CAPITAL, LLC

May 31, 2011

Report Pursuant to Rule 17a-5(d)

WEAVER TIDWELL CAPITAL, LLC

May 31, 2011

Report Pursuant to Rule 17a-5(d)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

JUL 29 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/10 (MM/DD/YY) AND ENDING 5/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weaver Tidwell Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Dr., Suite 1300
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Sego ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weaver Tidwell Capital, LLC ________________________________, as of May 31 ____________ , 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature
W.T. Capital, LLC
Managing Member

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEAVER TIDWELL CAPITAL, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended
May 31, 2011

WEAVER TIDWELL CAPITAL, LLC

Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Weaver Tidwell Capital, LLC

We have audited the accompanying statement of financial condition of Weaver Tidwell Capital, LLC as of May 31, 2011, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weaver Tidwell Capital, LLC as of May 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
July 27, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WEAVER TIDWELL CAPITAL, LLC
Statement of Financial Condition
May 31, 2011

ASSETS

Cash and cash equivalents	$	325,550
Investment in repurchase agreements		50,369
Due from broker/dealer		26,954
Other assets		646
	$	403,519

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	23,445
Accrued expenses		25,000
Total liabilities		48,445
Members' equity		355,074
	$	403,519

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Income
For the Year Ended May 31, 2011

Revenues	
Insurance commission	$ 84,255
Variable annuity commissions	60,784
Mutual fund commission	99,925
Advisory oversight fees	84,000
Rebate revenue	20,414
Other	141
	349,519
Expenses	
Employee compensation and benefits	36,000
Floor brokerage and clearance	127,520
Occupancy and equipment costs	14,192
Other	71,713
	249,425
Net Income	$ 100,094

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended May 31, 2011

Balance, May 31, 2010	$	454,980
Distributions		(200,000)
Net income		100,094
Balance, May 31, 2011	$	355,074

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to the Claims of General Creditors
For the Year Ended May 31, 2011

Balance, May 31, 2010	$	--
Additions		--
Retirements		--
Balance, May 31, 2011	$	--

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Statement of Cash Flows
For the Year Ended May 31, 2011

Cash flows from operating activities	
Net income	$ 100,094
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Increase in repurchase agreement	(62)
Decrease in account receivables	18,042
Increase in receivable from other broker/dealer	(1,541)
Increase in other assets	(147)
Increase in accounts payable	16,484
Increase in accrued expenses	25,000
Net cash provided (used) by operating activities	157,870
Cash flows from investing activities	--
Cash flows from financing activities	
Capital distribution	(200,000)
Net cash provided (used) by financing activities	(200,000)
Net decrease in cash and cash equivalents	(42,130)
Beginning cash and cash equivalents	367,680
Ending cash and cash equivalents	$ 325,550

The accompanying notes are an integral part of these financial statements.

WEAVER TIDWELL CAPITAL, LLC
Notes to Financial Statements
May 31, 2011

Note 1 - Summary of Significant Accounting Policies

Weaver Tidwell Capital, LLC. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the Southwestern United States.

The Company receives commission income on the sale of mutual funds and insurance products whose cash value is invested in security products. The Company is 99% owned by W.T. Capital, LLC.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At May 31, 2011, the Company had net capital of approximately $354,428 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

Weaver and Tidwell Financial Advisors, Ltd. ("Advisors"), a related party, provides office space, administrative services, information technology, telephone, and other services to the Company. The Company paid Advisors $72,000 for such services during the year ended May 31, 2011. Correspondingly, the Company provided Advisors with advising oversight services and billed Advisors for these services for the year ended May 31, 2011. Advisors paid the Company $84,000 for services during the year ended May 31, 2011.

The Company owes Advisors, $23,400 at May 31, 2011 for fees collected on its behalf.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

Note 5 - Income Taxes

Income taxes have not been provided for by the Company because the members are individually liable for taxes on their share of the Company's taxable income.

No provision for Federal income taxes is required since the partners report their proportionate share of Company taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extentions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At May 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Investment in Repurchase Agreements

The Company holds overnight investments in repurchase agreements, yielding 6% per annum which are fully collateralized by the United States Treasury securities and are held by Raymond James and Associates, Inc.

The investments are valued using Level 1 inputs under the Fair Value Hierarchy, as defined in FASB ASC 820 - *Fair Value Measurements*.

Note 8 - Concentration Risk

At May 31, 2011, and at various other times during the year ended, the Company may have had cash balances in excess of federally insured limits.

Note 9 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after May 31, 2011, through July 27, 2011, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

May 31, 2011

Schedule I

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of May 31, 2011

Computation of Net Capital

Total ownership equity qualified for net capital	$	355,074
Deductions and/or charges		
Non-allowable assets:		
Other assets		646
Net capital before haircuts on securities positions		354,428
Haircuts on securities positions		
Net capital	$	354,428

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable	$	23,445
Accrued expenses		25,000
Total aggregate indebtedness	$	48,445

Schedule I (continued)

WEAVER TIDWELL CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of May 31, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,230
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 304,428
Excess net capital at 1000%	$ 349,584
Ratio: Aggregate indebtedness to net capital	0.14 to 1

Reconciliation with Company's Computation

The were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

WEAVER TIDWELL CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of May 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: First Southwest Company
Raymond James and Associates, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

May 31, 2011

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Weaver Tidwell Capital, LLC

In planning and performing our audit of the financial statements and supplemental information of Weaver Tidwell Capital, LLC (the "Company"), as of and for the year ended May 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
July 27, 2011